

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05004960

February 14, 2005

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2005

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

Dear Ms. Peterson:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Occidental by Emil Rossi. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB 1 6 2005
1083

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
DEC 2 7 2004
185

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, a copy of which proposal is attached hereto as Exhibit A (the "Rossi Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the Board seek stockholder approval for future golden parachutes for senior executives.

Occidental received the Rossi Proposal on November 10, 2004, with a cover letter with the same date, a copy of which is attached hereto as Exhibit B. Mr. Rossi has ceased to be a stockholder of record and did not submit proof of his stock ownership with his proposal. By letter dated November 29, 2004, a copy of which is attached hereto as Exhibit C, Occidental requested a written statement of Mr. Rossi's compliance with Rule 14(a)(8)(b). A facsimile copy of a letter from Morgan Stanley confirming Mr. Rossi's ownership was received December 3, 2004 (Exhibit D).

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

Staff Legal Bulletin No. 14B (CF), dated September 15, 2004 ("SLB 14B"), provided additional guidance on the rule and indicated that reliance on Rule 14a8(i)(3) may be appropriate, in among other instances, where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires..." and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal..." Both of these instances apply to the Rossi Proposal.

The Rossi Proposal does not make it clear what actions the Board would be expected to take. While Mr. Rossi may understand what is meant by a golden parachute, other stockholders may not, and the Proposal does not offer such stockholders or the Board of Directors anything approaching a coherent explanation of what actions should be taken were the Proposal to pass. Among the confusing points is that the Proposal applies to "senior executives" but does not define who would be considered a senior executive for the purposes of the Proposal. It could be interpreted to refer just to the executive officers named in the proxy statement or the executive officers named in the Annual Report on Form 10-K, or it might be intended to refer to employees above a certain wage grade. The Proposal also requires approval for "benefits exceeding 2.99% of the sum of the executive's base salary plus bonus" but it is not clear what benefits are added to determine this figure. For example, does an accelerated vesting of shares under a change of control provision in a restricted stock grant count as a benefit or are only cash payments counted? Moreover, it is not clear if the Proposal would require stockholder approval for terminations not related to a change in control event. Most employment agreements contain provisions for termination of employment under circumstances ranging from disability to with or without cause. Since the Proposal states that "it would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify," it appears that terminations unrelated to a change of control are covered. Finally, the Proposal states that the Company would have the flexibility to seek "approval after tentative agreement on golden parachutes." Does this mean that the Company could not enter into a contract with a provision that states that the "golden parachute" provision is only enforceable after stockholder approval? Absolutely nothing in the supporting statement clarifies what the Proposal is intended to cover.

Prior to the issuance of SLB 14B, proposals with language identical to or substantially the same to the Rossi Proposal have been permitted. See e.g. The Boeing Company (February 6, 2004) and Morgan Stanley (January 16, 2004). However, we believe that issuance of SLB 14B should be an occasion for the staff to reconsider its position on this vague and confusing proposal. There have been proposals on the subject that do not suffer from all of the deficiencies in the Rossi Proposal described above. See e.g. Lucent Technologies (October 28, 2004) (proposal contains definitions of "golden parachutes" and "benefits"); First Energy Corp. (February 26, 2004) (proposal defines "benefits"). The Proponent and his representative have access to the Internet to be able to find proposals that are well-crafted and to use those as a model. Enforcing Rule 14a-8(i)(3) by excluding this vague and confusing proposal should encourage experienced proponents, such as Mr. Rossi, to refine their proposals in the future. This, in turn, would result in companies needing to submit, and the Staff needing to review, fewer no-action requests.

With respect to the Supporting Statement, everything in it from the statement "Progress Begins with a First Step" until the penultimate paragraph that begins "Institutional investors such as the California Public Employees Retirement System..." is irrelevant to the subject matter of the Proposal and creates a strong likelihood that a stockholder reading it would be uncertain as to the subject of the Proposal. That portion of the Supporting Statement consists of a set of random statements about individual directors and the Board as a whole that do not in any readily apparent way connect to the Proposal. Occidental believes that only the first and last paragraphs relate in any way to the Proposal and that everything else should be deleted.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
Mr. Emil Rossi

3 – Allow Vote regarding Future Golden Parachutes

RESOLVED: Allow Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 2.99% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced because our overall governance fitness is not impeccable. For instance in 2004 it was reported:

- Occidental Director John Chalsty was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Chalsty is chairperson of the committee that sets executive compensation at Occidental, which received a CEO Compensation grade of "F" by TCL.
- Occidental Director Rosemary Tomich was designated a "problem director" because she was the chairperson of the committee that set executive compensation at Occidental, which received a CEO Compensation rating of "F" by TCL.
- TCL's ratings for our company were:
  OVERALL RATING = D
  Overall Board Effectiveness – D
  Board Composition = D
  CEO Compensation – F
- Our Lead Director had 21 years director tenure – independence concern.
- Our key Audit Committee had two members with more than 21-years tenure each – independence concern.
- Our Directors were still allowed a $25,000 annual matching gift plan – independence concern.
- Five directors were allowed to hold from 4 to 9 director seats each – over-extension concern.
- Five directors were CEOs elsewhere – CEO to fellow CEO-bias concern.
- 2003 CEO pay of $38 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $94 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

- Occidental is the subject of "Pay for performance? You must be joking.", July 22, 2004 edition of Board Briefs by TCL.

The existence of the above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow Vote regarding Future Golden Parachutes
YES ON 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Nov 10-04

cc: Donald De Brier
Corporate Secretary
FX: 310-443-6690
Linda Peterson
PH: 310-443-6189
FX: 310-443-6737

3 – Allow Vote regarding Future Golden Parachutes

RESOLVED: Allow Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 2.99% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced because our overall governance fitness is not impeccable. For instance in 2004 it was reported:

- Occidental Director John Chalsty was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Chalsty is chairperson of the committee that sets executive compensation at Occidental, which received a CEO Compensation grade of "F" by TCL.
- Occidental Director Rosemary Tomich was designated a "problem director" because she was the chairperson of the committee that set executive compensation at Occidental, which received a CEO Compensation rating of "F" by TCL.
- TCL's ratings for our company were:
  - OVERALL RATING = D
  - Overall Board Effectiveness = D
  - Board Composition = D
  - CEO Compensation = F
- Our Lead Director had 21 years director tenure – independence concern.
- Our key Audit Committee had two members with more than 21-years tenure each – independence concern.
- Our Directors were still allowed a $25,000 annual matching gift plan – independence concern.
- Five directors were allowed to hold from 4 to 9 director seats each – over-extension concern.
- Five directors were CEOs elsewhere – CEO to fellow CEO-bias concern.
- 2003 CEO pay of $38 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $94 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

- Occidental is the subject of "Pay for performance? You must be joking.", July 22, 2004 edition of Board Briefs by TCL.

The existence of the above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow Vote regarding Future Golden Parachutes
YES ON 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT C



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

November 29, 2004

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

VIA EXPRESS MAIL

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

VIA FEDERAL EXPRESS AND FACSIMILE

Re: Stockholder Proposal for 2005 Annual Meeting

Dear Messrs. Rossi and Chevedden:

I am writing to acknowledge receipt on November 10, 2004, of the proposal submitted by Mr. Emil Rossi for the 2004 Annual Meeting of the Stockholders of Occidental Petroleum Corporation.

Our records indicate that Mr. Rossi ceased to be a holder of record of Occidental's Common Stock on April 22, 2003. This means that Occidental cannot verify that Mr. Rossi is eligible to submit a proposal. Accordingly, pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934, a copy of which is attached, please provide a written statement from the record holder of Mr. Rossi's securities that Mr. Rossi has held shares of Occidental Common Stock having at least $2000 in market value for at least one year. The statement must be postmarked or transmitted electronically no later than fourteen days of the date you receive this notification.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Attachment

Sec/proxyRossi-112904.doc

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

Mark S. Christensen
Vice President
Financial Advisor

5938 Round Barn Blvd, #101
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

EXHIBIT D

MorganStanley

December 3, 2004

To Whom It May Concern:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Sante Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp 2 for 1 split 8-27-04, now owns 2714 shares
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co
1000 shares PPL Corp
3000 shares Plum Creek Timber Co Inc REIT
1000 shares Terra Nitrogen Co LP Com Unit

Post-it Fax Note 7671 (OXY)	Date 12-3-04	# of pages ▶
To Linda Peterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 310-443-6690	Fax #	

6737

800 shares SBC Communications
1887 shares Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares. He subsequently purchased 304 Catellus on October 17, 2003, bringing his total position to 500shares. An additional 44 shares were deposited on 12-18-2003 to his account due to corporate activity.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

EXHIBIT E



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA EXPRESS MAIL

Mr. Emil Rossi
P.O. Box 249
Boonville, California 95415

Dear Mr. Rossi:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2005 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosures

cc: Mr. John Chevedden

2004 SEC No-Act. LEXIS 208

Securities Exchange Act of 1934 -- Rule 14a-8(c), 14a-8(i)(3), 14a-9

February 6, 2004

[*1] The Boeing Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2003

The proposal recommends that the board seek shareholder approval for future golden parachutes for senior executives.

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. provide factual support in the form of a citation to a specific source for the statement that begins "In the view of certain . . ." and ends ". . . reward mis-management";

. recast the sentences that begin "A change in control . . ." and end ". . . languishes during their tenure" as the proponent's opinion;
[*2]
. provide factual support in the form of a citation to a specific source for the discussion with the caption "54% Shareholder Support" and includes, the sentence that begins "The 17 shareholder proposals . . ." and ends ". . . average supporting vote"; and

. delete the reference to www.cii.org.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 10, 2004

Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
Thomas Finnegan

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond **[*3]** to the pages of the company letter.

3] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

4] The proposal asks the company to take action relating to a single issue. The proposal is made up of more than one component which is "closely related and essential to a single well-defined unifying concept. The unifying concept is applying reasonableness to golden parachutes - to award golden parachutes in reasonable amounts in cases where they are deserved.

5] **Hog Production - Purported Precedent**
At the top of the company list of purported analogies on vague is a case involving hog production, Smithfield Foods (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue - board independence. The company does not claim that hog production has even one other important precedent for the conduct of the company's **[*4]** business.

6] The company inscrutably claims that a 500-word-limit proposal on golden parachutes (including supporting statement) must not only request "significant limitations" but must also spell out "clear guidance" on "when and how the Board may authorize such [golden parachute] agreements."

In other words the company inscrutably claims that a proposal to reasonably limit golden parachutes must be a how-to guide on awarding golden parachutes.

7] Contrary to the company claim, including "certain" before institutional investors restrains and narrows the text of the proposal.

That "Golden parachutes have the potential to 1) Create the wrong incentives 2) Reward mismanagement" is supported by proposal text that the company does not challenge. For instance the $ 150 million in parachutes for Northrop Grumman executives for the failed merger with Lockheed Martin.

"Institutional investors recommend companies seek shareholder approval for golden parachutes" is supported by the references submitted with the proposal: CalPERS Domestic Proxy Voting Guidelines and Council of Institutional Investors, Corporate Governance Polices. The company did not accept the explicit invitation **[*5]** for further information on the references.

The company misquotes the proposal. The proposal states, "A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure." The company misquote is, "A change in control can be more likely if our executives walk with millions even if shareholder value languishes during their tenure." Thus there is no company argument regarding these sentences as they were submitted.

8] The 54% vote regarding 17 proposals on this topic is supported by the IRRC Corporate Governance Bulletin, June - Sept. 2003 reference included with the proposal. The 17 proposals are listed in the reference. The company unreasonably claims that even when a respected specialized independent source, such as IRRC, reports empirical information on a category of topic which is *independently* determined, this is not sufficient. The company makes the draconian claim that all 17 proposals must be "exactly the same."

In Alaska Air Group (March 31, 2003) the text, "Twenty-five (25) proposals on this topic won an overall 63% **[*6]** approval rate at major companies in 2002" was specifically not excluded.

9] www.cii.org was found includable with modification in UGI Corporation (December 18, 2003). An internet address is arguably the quickest and simplest means for the holders of a majority of company stock to access information on the Council of Institutional Corporate Governance Policies. It is time for companies to recognize progress in information technology also applies the shareholder proposal process.

No-action request purportedly due exclusively to "incomplete" references

With a multitude of confusing company complaints and arguments it is difficult to determine any one omitted reference item that makes the reference list "incomplete." It is clear that the company did not pick up the telephone to ask that a single reference item be provided or clarified in spite of an explicit invitation. However the company claims the references are "incomplete, hence this request for no-action relief ..." - no other reason given.

The company gives the spurious advice that a proposal must cure a purported detect by introducing an empirical defect. For example the company advises that the entire text of **[*7]** the CII Corporate Governance Policies must be included - which would alone automatically exclude the entire proposal for exceeding the 500-word limit. The sham company argument for its advice to

Shareholder Input regarding Golden Parachutes

YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at

http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $ 180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June - Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

INQUIRY-2: Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

206-359-8447
SMorgan@perkinscoie.com
[*8]
December 23, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Executive Severance Agreements Submitted by Thomas Finnegan, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 4, 2003, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Thomas Finnegan, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, **[*9]** Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to golden parachutes and states, in relevant part:

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or **[*10]** *modify.*

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Summary of Bases for Exclusion

We have advised Boeing that it may properly exclude the Proposal, or portions thereof, from its 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it is impermissibly vague and indefinite, and therefore misleading.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted a proposal requesting that the Company's board amend the bylaws to provide that an independent director serve as Chairman of the Board. In addition, he has submitted four other **[*11]** proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits B** through **E**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to **[*12]** permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the one he submitted in his own right as a shareholder). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The*

Boeing Co. (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple **[*13]** proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) (*"TRW"*) (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's **[*14]** telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the Proposal.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it is impermissibly vague and indefinite, and therefore misleading.

The Proposal is impermissibly vague and indefinite because neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. On the one hand, the Proposal recommends that the "Board of Directors seek shareholder approval for golden parachutes to senior executives," but, on the other hand, the Proposal would impose **[*15]** significant limitations on the types of "golden parachutes" that the Company's board of directors (the "Board") and shareholders may consider.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the Board would be able to determine with any reasonable amount of certainty what actions would be taken if the Proposal were adopted. *See Smithfield Foods, Inc.* (July 18, 2003) (proposal requesting that "management prepare a report based upon the 'Global Reporting Initiatives guidelines' describing the environmental, social and economic impacts of its hog production operations"); *Johnson & Johnson* (Feb. 7, 2003) (proposal requesting adoption of Glass Ceiling Commission's business recommendations); *General Electric Co.* (Feb. 5, 2003) (proposal requesting board **[*16]** to seek shareholder approval "for all compensation for senior executives and board members not to exceed more than 25 times the average wage of hourly working employees").

In our view, the Proposal is internally inconsistent and would therefore only confuse shareholders and leave the Company's board without clear guidelines for implementation. As noted, the Proposal generally requests that the Company's Board *"seek shareholder approval for future golden parachutes for senior executives."* Yet, the Proposal then purports to circumscribe the types of "golden parachutes" the Board and shareholders can even consider. For example, if adopted, the Proposal would not permit the Board to consider or shareholders to vote upon *"golden*

parachutes . . . for a change in control or merger which is approved but not completed . . . or for executives who transfer to the successor company." In our view, these internal inconsistencies will lead to confusion on two accounts.

First, the Proposal is unclear as to whether it relates solely to permitting a shareholder vote on golden parachutes or limiting the type of golden parachutes the Company can authorize. The Proposal seeks to give shareholders **[*17]** a voice on this issue, but then, by its own terms, it limits that voice. As presently drafted, we believe the Proposal is sufficiently vague and indefinite that shareholders would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Second, and similarly, the uncertain scope and intent of the Proposal provides insufficient guidance to the Company's Board to determine how to implement the Proposal, if it is adopted. Here too, the Proposal would require the Board to seek shareholder approval for "future golden parachutes," but it then attempts to limit the types of severance arrangements the Board may itself approve and the circumstances under which it may do so. The Proposal speaks of "flexibility" but gives no indication as to when and how the Board may authorize such agreements. Because the Proposal does not provide the Board with clear guidance on these important questions, the Company believes that any action ultimately taken to implement the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal. A proposal is vague, indefinite and therefore misleading if a company and **[*18]** its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) and *IDACORP, inc.* (Sept. 10, 2001).

Accordingly, we believe that the Proposal may be omitted from the Company's 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements or otherwise fail to appropriately document assertions of fact.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact, and undocumented **[*19]** assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). The Proponent is well aware of the requirements of Rule 14a-8(i)(3). The Staff has repeatedly directed Mr. Chevedden to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (opinions stated as fact and undocumented assertions of fact); *The Home Depot, Inc.* (Mar., 31, 2003) (false or misleading statements and undocumented assertions of fact).

First, the heading to paragraph 5, paragraph 5 and the first sentence of paragraph 9, which include:

> **paragraph 5** *"In the view of certain institutional investors . . . Golden parachutes have the potential to 1) Create the wrong incentives* **[*20]** *2) Reward mis-management."*

> **paragraph 9** *"Institutional investors recommend companies seek shareholder approval for golden parachutes."*

are properly excludable in their entirety unless modified because they assert facts in reliance upon purported authorities without identifying those authorities or providing any documentation for verification. The Proponent should specifically identify the *"institutional investors"* to which the statements are attributed and provide factual support in the form of a citation to a specific source in the Proposal or delete the paragraph from the Proposal altogether. We note that previously this year the Staff directed the Proponent to delete a similar statement in his golden parachute proposal for

the Company's 2003 proxy statement. *See The Boeing Co.* (Feb. 18, 2003) (requiring the Proponent to specifically identify the investors referenced as "many institutional investors" in the proposal). We note that this request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* (Mar. 26, 2002); *The* **[*21]** *Boeing Co.* (Mar. 2, 2002).

Second, **the second sentence of paragraph 5**, which states that *"A change in control can be more likely if our executives walk with millions even if shareholder value languishes during their tenure,"* is properly excludable because it inappropriately casts the Proponent's opinion as a statement of fact. The Proponent should qualify the foregoing statement by including "The Proponent believes," "In the opinion of the Proponent," or some other acceptable variation. *See Farmer Bros. Co.* (Nov. 28, 2003); *Monsanto Co.* (Nov. 26, 2003). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Third, the **heading and the first sentence of paragraph 6**--*"54% Shareholder Support - The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote"*--are properly excludable because they are misleading and undocumented assertions of fact not capable of verification by reference to the text of the Proposal. In our view these statements misleadingly suggest that the 17 shareholder proposals referenced were exactly the same as the present Proposal, a fact **[*22]** which the Proponent has not demonstrated. Since it would be difficult for the Proponent to adequately describe the nature of each of these proposals and comply with the 500-word limit, we believe he should be directed to delete the statements altogether.

At a minimum, the Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements. None of the 17 companies that voted on such shareholder proposals in 2003 are identified, nor are the 17 different approval rates by which the Proponent deduces an average "supporting vote" of 54%. These statements are unsupported and are designed to give shareholders the false impression that the Proponent enjoys wide backing of institutional investors. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Here too, we note that previously this year the Staff directed that the Proponent's use of generalized declarations of support by unspecified companies or investors be amended to include references to specifically identify the companies or investors. *See The Boeing Co.* (Feb. 26, 2003) (requiring **[*23]** the Proponent to delete the statement in the proposal that "Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002"). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted.

Fourth, Proponent's reference to the website **www.cii.org** is properly excludable unless modified because it is misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but they are excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. We note that the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in the proposal he submitted to the Company and to other companies. *See Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference **[*24]** to www.cii.org to provide a citation to a specific source for the discussion referenced); *The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "the Council of Institutional Investors www.cii.org. . .called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "the Council of Institutional Investors www.cii.org. . .called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced in the statement that "the Council of Institutional Investors www.cii.org. . .called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion **[*25]** referenced in the statement that "annual election of each director is a Council of Institutional Investors www.cii.org core policy"). Mr. Chevedden should do likewise in this case.

With respect to the challenged statements noted above, we acknowledge that when the Proponent submitted the Proposal he included a list of references outside the text of the Proposal. *See* **Exhibit A**. These references are not only incomplete, hence this request for no-action relief, but were not included in the text of the Proposal. Thus, shareholders have no way of determining for themselves the accuracy and veracity of the statements in the Proposal. For example, the Proponent referenced the IRRC Corporate Governance Bulletin, June--Sept. 2003, but did not indicate which statement in the Proposal this information is intended to support, nor did he indicate to what information in the publication he was referring. The Proponent also referenced the CalPERS Domestic Proxy Voting Guidelines and the CII Corporate Governance Policies, but he does not include them in the text of his Proposal so that shareholders may themselves have the benefit of these citations. In our view, the Proponent should **[*26]** specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing proponent to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing Proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

* [*27] * * *

For the foregoing reasons, we believe the Proposal, or at least portions thereof, may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal's supporting statement or portions thereof are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

Exhibit A

5 - Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes **[*28]** include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives

2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder **[*29]** proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $ 400 million payout to Sprint Chairman William Esrey. Almost $ 400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $ 150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden [*30] Parachutes

YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign proposal number (represented by "5" above) based on the chronological order in which proposals are submitted:

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at http://www.calpers-governance.org/principles/domestic/viting/page11.asp
Northrop to take $ 180 million merger charge, Wall Street Journal, March 26 1998 IRRC Corporate Governance Bulletin, June - Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

2004 SEC No-Act. LEXIS 113

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

January 16, 2004

[*1] Morgan Stanley

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated December 9, 2003

The proposal recommends that the board seek shareholder approval for future golden parachutes for senior executives.

We are unable to concur in your view that Morgan Stanley may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. provide factual support in the form of a citation to a specific source for the statement that begins "In the view of certain . . ." and ends ". . . reward mis-management";

. provide factual support in the form of a citation to a specific source for the sentence that begins "The 17 shareholder proposals . . ." and ends ". . . average supporting vote";

. provide factual support in the form of a citation to a specific source for the discussion that begins "The potential magnitude of golden . . ." and **[*2]** ends ". . . by Sprint's shareholders";

. provide factual support in the form of a citation for the sentence that begins "For instance the California . . ." and ends ". . . always be supported";

. provide factual support in the form of a citation to a specific source for the statement that begins "Also, the Council . . ." and ends ". . . executive's annual base salary"; and

. delete the reference to www.cii.org.

Accordingly, unless the proponent provides Morgan Stanley with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the

Commission if Morgan Stanley omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Morgan Stanley (MWD)
Response to No Action Request
Emil Rossi
[*3]
Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company provides no evidence of a purported other Council of Institutional Investors definition of golden parachute.

3] The company seems to claim that it is free to bolster its argument by inserting "all" in front of the subject of any shareholder proposal sentence. Then purportedly the company is free to attack "all." For instance the company has inserted "all" in front of "Institutional investors seek shareholder approval for golden parachutes."

This is a recurring problem with company no action requests and takes up valuable time which the company could be devoting to improving its corporate governance.

The company selects a poor analogy, that two specific minutes of the Boeing 2002 annual meeting in The Boeing Company (Feb. 18, 2003) would be as important and as transparent as the recommendation of institutional investors on a key corporate governance topic.

The company provides a laundry list of previous cases on the board topic of excluding text. As in The Boeing Company (Feb. 18, 2003) the company fails to explain a reasonable analogy between its **[*4]** cited text and the text specific to this proposal.

4] SLB 14 states:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company does not specify purported "materially false or misleading" text produced by the Council of Institutional Investors. The company also cites cases that have apparently been superceded regarding website URLs. With the burden of proof according to rule 14a-8 the company fails to elaborate on why it thinks "material is false and misleading" on the Council of Institutional Investors website.

5] Contrary to the company claim, including "certain" before institutional investors limits and narrows the text of the proposal.

The company does not challenge the three bullet points following "golden parachutes" on page five of the company letter.

6] The source for the failed Sprint/MCI merger reference is "Parting could be sweet sorrow for Sprint CEO, If deal forces chief out, he's in for $ 470 million," *USA Today,* **[*5]** Oct. 5, 1999.

The 54% vote is correctly sourced from the IRRC Corporate Governance Bulletin, June - Sept. 2003 reference submitted with the proposal. The company does not claim that it is making a material distinction.

Contrary to the company claim the proposal does not state that CalPERS supports any specific proposal on this topic.

The draconian company argument would outlaw any authoritative supporting statement for a particular proposal topic unless that authority had given a specific seal of approval to that specific proposal.

To answer the company's purported confusion the proposal has provisions to award golden parachutes in reasonable amount in cases where they are deserved.

7] **Hog Production - Purported Precedent**
Number one on the company's purported precedents is a hog production case, Smithfield Foods, Inc. (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue - the poison pill and rules governing the potential sale of the company. The company does not claim that **[*6]** hog production has even one other significant precedent for the conduct of the company's business.

The company makes a bald statement that something is not practical, but does not explain.

The company inscrutably claims that a part of the proposal, which gives the company greater flexibility in implementing the proposal, should be a reason to exclude the proposal.

8] In citing Adams Express Co. (Dec. 28, 2000) it seems that the company is requesting that the word "bylaw" be added to the proposal as was done in this precedent.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

December 12, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Morgan Stanley (MWD)
Initial response to No Action Request dated December 9
Emil Rossi

Ladies and Gentlemen:

Attached is a copy **[*7]** of a December 11, 2003 email response to the company based on the company December 10, 2003 telephone message suggesting that the company is having second thoughts about its no action request and wanted to settle the issues outside of the no action process.

Sincerely,

John Chevedden

INQUIRY-3: Morgan Stanley

1221 Avenue of the Americas
New York, NY 10020

Direct Dial (212) 762-6813
Facsimile No. (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

December 9, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal - Emil Rossi

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 7, 2003 from Emil Rossi (the "Proponent") transmitting a stockholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for its 2004 annual stockholders meeting. See Exhibit A. The Proposal recommends that the Board of Directors seek shareholder approval for future golden parachutes for senior executives. The Company intends to omit the Proposal from its proxy materials because **[*8]** the Proposal contains several false and misleading statements such that it would require detailed and extensive revision in order to comply with Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal

from its proxy materials. In the alternative, we request that the Staff require the Proponent to revise the Proposal to remove any statements that violate the aforementioned rule.

Rule 14a-8(i)(3) permits the Company to exclude a proposal or portions of a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. If a proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules, the Staff has determined that a company may omit the proposal in its entirety. See Staff Legal Bulletin No. 14 § E.1 **[*9]** (July 13, 2001)("When a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading"). In addition, where a stockholder that had submitted a proposal on golden parachutes failed to revise the proposal in accordance with the Staff's instructions, the Staff permitted the company to omit the proposal in its entirety. e.g., New York Bancorp Inc. (Dec. 17, 1990)(permitting exclusion of a proposal relating to stockholder approval of golden parachute arrangements in its entirety because the proponent failed to revise the proposal and supporting statement within seven days in accordance with the instructions of the Staff pursuant to Rule 14a-8(i)(3)). Alternately, the Staff has permitted companies to exclude portions of proposals requesting that a company obtain stockholder approval prior to granting golden parachutes on the grounds that those portions were materially false and misleading. See, e.g., The Boeing Co. (Feb. 18, 2003)(permitting exclusion of portions **[*10]** of a proposal that the board obtain stockholder approval for all future severance agreements for senior executives if there is a change of control "as false and misleading under rule 14a-9"); General Motors Co. (Mar. 29, 2001)(permitting exclusion of portions of a proposal that recommended stockholder approval of golden parachutes that exceeded certain amounts because those portions "may be materially false or misleading under rule 14a-9"); Qwest Communications Int'l, Inc. (Feb. 26, 2001)(permitting exclusion of portions of a proposal requesting that the board of directors seek stockholder approval for all future or renewed severance arrangements with the company's executive officers that provide more generous pay-outs than the severance and retirement benefits available to other managers of the company because those portions "may be materially false or misleading under rule 14a-9").

The Proposal contains several materially false and misleading statements that could mislead stockholders, as detailed below. Taken as whole, these false and misleading statements warrant exclusion of the entire Proposal, or, at a minimum, revision of the Proposal to comply with the proxy rules. **[*11]** For example, in the Proposal, the Proponent states, "the Council of Institutional Investors . . . favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary" (emphasis added). The Proponent attributes this reference to the Corporate Governance Policies of the Council of Institutional Investors. The reference is inaccurate. The Corporate Governance Policies favor stockholder approval for "severance payments in excess of two times the person's average annual compensation for the previous three years" (emphasis added). A senior executive's "compensation" is often much higher than the executive's "base salary" due to additional benefits, such as cash bonuses and equity-based awards. As a result, the Proponent miscites the Council of Institutional Investors as recommending a lower threshold amount to trigger a stockholder vote.

In addition, the Proposal claims that "institutional investors recommend companies seek shareholder approval for golden parachutes." This statement suggests that all institutional investors advocate that companies seek stockholder approval for golden parachutes, as the Proponent defined them, and thus would **[*12]** be supportive of the Proposal. The Proponent therefore misleads stockholders by suggesting that he already has the support of all institutional investors for the Proposal. The Proponent has not provided any foundation or support for such statement. In the past the Staff has permitted companies to exclude statements in shareholder proposals from the companies' proxy materials if the statements were not supported by concrete references or citations. See, e.g., Kmart Corp. (Mar. 28, 2000)(permitting exclusion of a stockholder proposal that the company make certain disclosures about its political contributions as vague and indefinite due to a number of purported historical, legal or Biblical quotations, many with obscure reference or no citations at all).

These misstatements are analogous to ones the Staff has previously excluded. For example, earlier this year, Boeing requested a no-action letter if Boeing excluded portions of a stockholder proposal that the board obtain stockholder approval for all future severance agreements for senior executives if there is a change of control on the grounds that those portions of the proposal were false and misleading. Boeing argued that **[*13]** certain statements in the proposal were simply inaccurate. For example, the proponent stated in the proposal, "at the 2002 annual meeting our Corporate Secretary claimed not to be aware that this expensive law firm had tried to exclude one of the stockholder topics that was on our annual meeting ballot." Boeing explained that the proponent's statement was incorrect because Boeing's

counsel "worked under the direction of the Corporate Secretary, who ultimately decides whether and on what bases a proposal is challenged." The Staff permitted Boeing to exclude this inaccurate statement, along with other inaccurate statements challenged by Boeing. See The Boeing Co. (Feb. 18, 2003); see also General Motors Corp. (March 29, 2001)(permitting exclusion of inaccurate statements in a proposal that recommended stockholder approval of golden parachutes that exceeded certain amounts, including a statement that "management influenced the vote of millions of shares by appointing trustees to vote for shareholders" that was false because trustees must vote under state and federal law in accordance with their fiduciary duties, not in accordance with management, because those statements "may **[*14]** be materially false or misleading under rule 14a-9"); Qwest Communications Int'l. (Feb. 26, 2001)(requiring a proponent to delete a statement that inaccurately described when the vesting of certain options would be accelerated in a proposal requesting that the board of directors seek stockholder approval for all future or renewed severance arrangements with the company's executive officers that provide more generous pay-outs than the severance and retirement benefits available to other managers of the company because that statement "may be materially false or misleading under rule 14a-9").

Furthermore, the Proposal contains a reference to the following internet address: www.cii.org. By including this internet address in the Proposal, the Proponent effectively incorporates by reference the information on the web site into the Proposal. The information contained on the web site is not verified regularly by either the Proponent or the Company. It may contain information that is materially false or misleading and, consequently, should be excludable pursuant to Rule 14a-8(i)(3).

In 2002, Allegheny Energy requested a no-action letter from the Staff permitting Allegheny Energy to exclude **[*15]** all, or in the alternative, portions of a stockholder proposal requesting the board of directors to redeem any existing poison pills and not to adopt or extend any poison pills without stockholder approval. The proposal contained a reference to the same internet address that is referenced in the Proposal: www.cii.org. Allegheny Energy argued:

> The reference to a website address is . . . dangerous given that a website (particularly a third party website) cannot be regulated for content and is constantly subject to change. These websites may well contain information that is, either generally or in the specific context of the Proxy Statement, false and misleading, and the Company would have no way to control or remedy that situation.

The Staff determined that "the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the statement referenced." The Staff noted that, if the proponent failed to revise the proposal in accordance with its instructions, the Staff would not recommend any enforcement action to the Commission if Allegheny Energy excluded the internet address from its proxy materials. See Allegheny Energy (Dec. 24, 2002); **[*16]** see also AMR Corp. (April 3, 2001)(requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"); Staff Legal Bulletin No. 14 § C.II.B ("In some circumstances, we may concur in a company's view that it may exclude a website address under, rule 14a-8(i)(3) because information contained on the website may be materially false or misleading"); The Emerging Germany Fund, Inc. (Dec. 22, 1998)(determining that "there is support for the company's view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the company if the company omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)"). As a result, the internet address included in the Proposal should be excludable from the Company's proxy materials.

The Proposal attributes the following opinions about golden parachutes to "certain institutional investors":

> . "Golden parachutes have the potential to: 1) Create the wrong **[*17]** incentives 2) Reward mis-management"
>
> . "A change in control can be more likely if our executives do not maximize shareholder value."
>
> . "Golden parachutes can allow, our executives to walk away with millions even if shareholder value has suffered during their tenure."

The Proponent's vague reference to "certain institutional investors" could mislead a stockholder into adding more weight or authority to the opinions included in the Proposal than may be warranted. Companies may omit proposals when detailed and extensive editing is required, as with this proposal. See Staff Legal Bulletin No. 14 § E.1 (July 13,

2001). Alternatively, the SEC has permitted companies to exclude portions of stockholder proposals that are nothing more than generalizations without foundation. See, e.g., Maytag Corp. (Mar. 5, 2003)(permitting a company to exclude portions of a shareholder proposal to destagger the company's board where the company argued that those portions contained "unsupported generalizations"). As a result, we believe that we should be permitted, at a minimum, to omit such statements from the Company's proxy materials.

Boeing challenged a stockholder proponent's **[*18]** vague reference to the alleged recommendation of "many institutional investors" that "companies seek shareholder approval of future severance agreements." Boeing argued that the statement was "excludable unless modified because it asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification." The Staff required the proponent to "specifically identify the investors referenced." See The Boeing Co. (Feb. 18, 2003); see also Kmart Corp. (Mar. 28, 2000)(permitting exclusion of a stockholder proposal that the company make certain disclosures about its political contributions as vague and indefinite due to a number of purported historical, legal or Biblical quotations, many with obscure references or no citations at all). Similarly, as mentioned above, the Proposal includes a vague reference to the view of "certain institutional investors." Since the Staff has found like references excludable in the past, the Company believes it can exclude this reference.

The Proponent also indicates that the Proposal that he is submitting for inclusion in the Company's proxy materials ends after "YES ON 3" since the **[*19]** next sentence reads, "Notes: The above format is the format submitted and intended for publication." Accordingly, the Proponent has failed to include any citations or references in the text of the Proposal that would allow shareholders to verify his claims because the Proponent's "References" section appears after "YES ON 3". Furthermore, the Proponent failed to provide a citation in the text of the Proposal or in the "References" section for the paragraph in the Proposal relating to the Sprint (FON) - MCI WorldCom merger.

The Proponent states, "17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote." While the Investor Responsibility Research Center ("IRRC") reported this statistic, the IRRC was careful to specify that the proposal achieved an average of 54% of votes cast, excluding abstentions. Claiming that the proposals achieved an average 54% "supporting vote" misleads shareholders because the vote reported excludes abstentions, which would result in a higher approval rating. As a result, the Company believes that it should be permitted to exclude this portion of the Proposal or, in the alternative, that the Staff should require **[*20]** the Proponent to revise the Proposal to specify that the statistic refers to votes cast, excluding abstentions.

The Proponent further attempts to bolster his arguments by noting that the California Public Employees Retirement System (CalPERS) stated, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." By including this quotation, the Proponent suggests that his Proposal would be supported by CalPERS or possibly other shareholders as well. However, the Proponent does not provide any evidence that CalPERS was referring to a proposal like the Proponent's. For example, CalPERS does not attach the same definition to "golden parachutes" as the Proponent. CalPERS defines "golden parachutes" as "severance agreements that provide generous benefits to top executives who are fired or who resign following a change in management control." See CalPERS, Domestic Proxy Voting Guidelines (Feb. 16, 1999)(attached as Exhibit B).

Beyond the misleading statements discussed above, the Proposal itself is false and misleading on its face. In the last sentence of the first paragraph, it is unclear whether the phrase "with golden parachutes **[*21]** or severance provisions" applies to agreements renewing, modifying or extending existing severance agreements" and to "employment agreements" or to the latter only. As a result, it is ambiguous whether it would apply to all agreements renewing, modifying or extending existing severance agreements or only certain of those agreements.

The Proposal is also improperly vague because it is unclear what "benefits" the Proposal would apply to. For example, it is unclear whether the Proposal would apply to equity-based awards subject to an earlier vesting upon a change in control. In addition, the Proponent states that the Proposal "includes that golden parachutes not be given for a change in control which is approved but not completed. Or for executives who transfer to the successor company." It is unclear whether the Proponent is suggesting that the company seek shareholder approval for these types of golden parachutes or if the Proponent is proposing that the Company cease granting these types of golden parachutes altogether.

The Staff has firmly established that entire proposals statements in shareholder proposals that lack clarity and fail to provide the Company with adequate direction **[*22]** about, implementation are excludable as misleading. See, e.g., Smithfield Foods, Inc. (July 18, 2003)(permitting exclusion of a shareholder proposal that the company prepare an environmental compliance report where the company argued that certain statements in the proposal left unclear what

action would be required by the company in order to implement the proposal); Global Entertainment Holdings/Equities, Inc. (July 10, 2003)(permitting exclusion of a shareholder proposal relating to a recent acquisition by the company where the company argued that it was "unclear what type of actions or procedures the Proponent is requesting the Company to undertake in order to implement" the proposal).

The reference in the Proposal that "implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements..." does not provide a mechanism for implementing the Proposal. Further, the language that "it may not always be practical to obtain prior shareholder approval so the company would have the option under this Proposal of seeking approval after the material terms of the agreement were agreed upon" provides no guidance on implementation. [*23] In many cases, obtaining shareholder approval of an employment arrangement (either before or after the fact) is not practical. And the Proposal fails to specify the outcome if subsequent shareholder approval is not obtained (i.e., is the agreement void?).

In addition, the Proponent states that the Proposal "applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus." The Proponent leaves unclear, however, whether the Company would look, for example, to the executive's base salary plus bonus for the current fiscal year, the prior fiscal year, or some other period (e.g., last 5 years; executive's tenure at the Company). The Proposal fails to provide the Company with adequate direction on how the Company would be expected to calculate whether a payment constitutes a golden parachute.

In 2000, Adams Express requested a no-action letter that the Staff would not recommend enforcement action to the Commission if Adams Express excluded a stockholder proposal that the company's directors own at least one thousand shares of the company's common stock. Adams Express argued that the proposal was excludable because the proponent failed to provide for a means of [*24] implementation, such as an amendment to the articles of incorporation or by-laws of the company. The Staff concurred with the company that, absent revision of the proposal to provide for a means of implementation, the proposal was vague and misleading. See The Adams Express Co. (Dec. 28, 2000); see also The Coca Cola Co. (Jan. 30, 2002)(permitting exclusion of a proposal relating to the inclusion of a certain individual on the board of directors where the company argued that the proposal did not provide for a means of implementation because the proposal was "vague and indefinite").

The Proposal contains so many false, misleading; vague and uncited statements, as discussed above, that it would require substantial revision in order to comply with Rule 14a-8(i)(3). The Staff has determined that the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" if "a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules." See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001). As a result, the Company believes that [*25] the entire Proposal should be excludable.

The Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials for its 2004 annual meeting because the Proposal contains so many false and misleading statements that it would require extensive revision in order to be in compliance with Rule 14a-8(i)(3). In the alternative, the Company respectfully requests that the Staff require the Proponent to revise the Proposal to remove any statements that would violate Rule 14a-8(i)(3).

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein [*26] regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

The Company anticipates that its 2004 proxy materials will be finalized for printing in February 2004 to meet our scheduled definitive filing with the Commission and mailing schedule. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2004 Proxy Materials with the Commission. Accordingly, the Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shanghnessy
Executive Director

ATTACHMENT

3 - Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders recommend that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements **[*27]** or employment agreements with golden parachutes or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives

2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value has suffered during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved **[*28]** an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $ 400 million payout to Sprint Chairman William Esrey. Almost $ 400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $ 150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes

YES ON 3

Notes:
The above format [*29] is the format submitted and intended for publication

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at http://www.calpers-governance.org/principals/domestic/voting/page11.asp
Northrop to take $ 180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June - Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the items(s).

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Philip Purcell
Chairman
Morgan Stanley (MWD)
1585 Broadway
New York, NY 10036
Phone: (212) 761-4000
Fax: (212) 761-0086

Dear Mr. Purcell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term [*30] performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Oct 7-03

2004 SEC No-Act. LEXIS 809

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

October 28, 2004

[*1] Lucent Technologies Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 30, 2004

The proposal would amend Lucent's bylaws to require that the board seek shareholder approval for future severance agreements with senior executive officers that provide benefits with a total present value exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Lucent may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Lucent may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Robyn Manos
Special Counsel

INQUIRY-1: CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 . FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

27 October 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder proposal to Lucent Technologies, [*2] Inc.
submitted by Walter J. Ehmer

Dear Counsel:

I have been asked to respond to the request for no-action relief contained in the letter from Lucent Technologies, Inc. ("Lucent" or the "Company") dated 30 September 2004 in connection with the shareholder resolution from Walter J. Ehmer. For the reasons set forth below, Mr. Ehmer submits that the arguments for exclusion of his proposal are not well taken and urges the Division to deny the requested no-action relief.

Mr. Ehmer's proposal, put forth after a similar precatory proposal received 65 percent of the vote at the 2003 meeting, consists of a by-law that would require shareholder ratification of severance agreements with senior executives that provide benefits having a total present value exceeding 2.99 times the sum of an executive's base salary plus target bonus. The proposal defines "benefits" to include "the present value, as of the effective date, of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees, or the accelerated vesting of equity grants"

Lucent argues that the proposal may be excluded [*3] under SEC Rule 14a-8(i)(10), which permits exclusion if "the company has already substantially implemented the proposal." Lucent cites a variety of no-action letters setting forth this standard, although none of them deals with the sort of "golden parachutes" proposal submitted here.

Lucent's letter purports to respond to two points raised in Mr. Ehmer's resolution. Neither is a ground for exclusion under Rule 14a-8(i)(10).

Lucent first notes the point in the Supporting Statement that a board policy on golden parachutes can be modified at any time, which is a reason cited by Mr. Ehmer for offering a by-law. Lucent responds with an opinion from its Delaware counsel to the effect that a corporate board may amend or repeal a shareholder-proposed by-law. It is not clear what this has to do with mootness, however. Even if Lucent is correct on the law (a point we do not concede and that the Division does not need to resolve), that would have no bearing on Mr. Ehmer's explanation as to why he chose a binding proposal, rather than a precatory one, as a way to send a message to the board. Lucent cites *Auto Nation, Inc.* (5 March 2003) to support its argument, but that decision focused [*4] simply on the fact that the board already had in place a policy giving shareholders a vote on any future "poison pills," thus mooting a precatory shareholder proposal asking the board to adopt such a policy. *Auto Nation* thus has little to do with the issue here.

Moreover, even if one were to consider Lucent's legal argument on its own terms, Delaware counsel concedes that "no Delaware decision has directly addressed the authority of a board of directors to amend or repeal a by-law adopted by stockholders." Richards, Layton & Finger Letter at p. 4. As the cited article from Prof. Hamermesh also indicates, the issue of whether the board may undo a by-law proposed and adopted by shareholders is an open one in Delaware, so it is not clear why this legal point affects the calculus under the (i)(10) exclusion.

Lucent's second point does not establish that the proposal has been "substantially implemented." Mr. Ehmer's resolution defines benefits as embracing "*all* post-termination payments". (emphasis added). The Company's policy, attached as Tab D to its letter, is more limited. It sets forth a list of six items that the phrase "severance benefits" is intended "*generally* [to] [*5] include" (emphasis added). It is not clear why Lucent is hedging the definition by including the word "generally." In any event, the policy then goes on to exclude eight specific forms of benefits from the definition. The last three of these in particular can have considerable value, thus precluding a conclusion that Mr. Ehmer's proposal to include "all" benefits has been "substantially implemented."

-- Lucent concedes that the policy contains a loophole for consulting contracts that are written for a period of one year or less. Thus, it is entirely possible for a departing executive to have a series of one-year renewable contracts that would have the same effect as a multi-year contract, yet would escape counting. Lucent characterizes this loophole as "minor," yet the fact that this exclusion is not counted in deciding whether something comes to a vote could provide an incentive to make these contracts rather lucrative.

-- Lucent excludes post-termination covenants such as a covenant not to compete. This also can be lucrative if it is offered as a separate payment apart from the payment of foregone salary and bonuses. Lucent offers no explanation for this loophole.

-- Lucent excludes **[*6]** the value of accelerated vesting of long-term compensation awards that were outstanding prior to the effective date of the new policy that is generally applicable to other employees. This is a payment that is covered by Mr. Ehmer's proposal, and experience suggests that the value of these awards can be substantial.

For these reasons, Mr. Ehmer submits that Lucent has not carried its burden of proving that his proposal may be excluded under Rule 14a-8(i)(10), and he asks the Division to advise the Company accordingly.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or require further information.

Very truly yours,

Cornish F. Hitchcock

INQUIRY-2: Lucent Technologies
Bell Labs Innovations

Room 6G-232
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908 582-8754

FAX 908-582-2209

September 30, 2004

VIA UPS NEXT DAY AIR

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From
Proxy Materials of Shareholder Proposal by Walter J. Ehmer

Ladies and Gentlemen: **[*7]**

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (attached as **Exhibit A**) (the "Proposal") submitted by Walter J. Ehmer (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by November 1, 2004.

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) under the Act because the Company has substantially implemented the Proposal.

To the extent the reasons for omission stated in this letter are based upon matters of law, these reasons are the opinion **[*8]** of the undersigned as counsel for the Company and of Richards, Layton & Finger, special Delaware counsel to the Company, who have provided a written opinion to the Company, which is attached as **Exhibit B** .

The Proposal Should be Omitted under Rule 14a-8(i)(10) because the Company has Substantially Implemented the Proposal.

The Proposal is essentially the same as the proposal submitted by the Proponent last year and included in the Company's 2004 proxy materials (the "2004 proposal"). A copy of the 2004 proposal as printed in the Company's 2004 proxy materials is attached as **Exhibit C** . The 2004 proposal garnered a majority of the shareholder votes cast at the Company's 2004 annual meeting in February 2004. In April 2004, the Leadership Development and Compensation Committee (the "Compensation Committee") of the Company's Board of Directors (the "Board") adopted the Executive Officer Severance Policy (the "Policy") attached as **Exhibit D** , which substantially implemented the 2004 proposal. The Proponent now submits the same proposal he submitted last year, but now in the form of a by-law amendment. In light of the Compensation Committee's adoption of the Policy, which **[*9]** substantially implements the Proponent's Proposal, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." The purpose of this exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management ...." *SEC Release No. 12598* (July 7, 1976). Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as proposed, but only that it has been "substantially implemented." *SEC Release No. 34-20091* (Aug. 16, 1983). The Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (where the company's environmental policies, practices and procedures rendered moot the proposal requesting the company subscribe to the "Valdez principles"). *See also ConAgra Foods, Inc.* (July 1, 2004) (excluding a proposal seeking **[*10]** shareholder approval of poison pill on the grounds that the board had adopted a policy requiring shareholder approval in order to adopt a rights plan); *Safeway Inc.* (April 1, 2004) (same); *Exxon Mobil Corp.* (March 18, 2004) (excluding a proposal requesting that the board prepare a report explaining how the company was responding to climate change and greenhouse gas emissions since the company had communicated how it was dealing with these issues through several venues, including a comprehensive report on those and related issues); *Exxon Mobil Corp.* (Jan. 24, 2001) (excluding a proposal requesting the board review the environmental impact of a company pipeline project on the grounds that the proposal was substantially implemented by the company's existing guidelines).

The Proposal urges the shareholders to vote to amend the Company's by-laws to require that the Board "seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total present value exceeding 2.99 times the sum of the executive's base salary plus target bonus." The Proposal defines "benefits" as "all post-termination payments (in cash or in kind) not earned **[*11]** or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees, or the accelerated vesting of equity grants."

In large part due to the shareholders' favorable response to the Proponent's 2004 proposal, the Compensation Committee, which consists solely of directors who are independent under the New York Stock Exchange listing standards, adopted the Policy. The Policy substantially implements the Proposal because it requires that "Lucent obtain shareowner approval before entering into ... severance agreements with senior executives that provide severance benefits that exceed 2.99 times base salary and bonus ...." Proponent has two primary objections to the Policy.

First, Proponent complains that the Company can modify the Policy at any time and, therefore, fashioned the Proposal in the form of a by-law amendment. Section 8.1 of the Company's By-laws does allow for shareholders to alter or repeal existing by-laws or to adopt new by-laws. However, Section 8.1 also authorizes a majority of the Board to alter or repeal the by-laws or to adopt new by-laws, without any limitation on the Board's authority. In addition, Article VIII of the Company's **[*12]** Restated Certificate of Incorporation provides that the Board may amend the By-laws, also without limitation on the Board's authority. Therefore, even if the Proposal received the requisite shareholder approval to adopt the proposed new by-law, the Board would have the power and discretion to alter or repeal this new by-law. The Company's special Delaware counsel, Richards, Layton & Finger, arrived at the same conclusion in its opinion to the Company, which is attached as **Exhibit B** . Furthermore, in *Auto Nation, Inc.* (March 5, 2003), the Staff did not object to the exclusion of a proposal seeking shareholder approval of poison pills because the board had already adopted a policy substantially implementing the proposal, even though the policy was subject to future revocation by the board.

Second, Proponent asserts that the Policy's definition of the term "severance benefits" includes "only a portion of the true cost of golden parachutes" and contends that his Proposal ensures inclusion of the total cost - including lump sum payments, perks, "consulting" payments and accelerated vesting of equity grants. The Policy includes within the definition of "severance benefits" the **[*13]** following: (i) cash severance benefits; (ii) the value of other special benefits or perquisites for post-termination periods, which are not applicable to Lucent employees generally; (iii) the value of "gross-up" payments; (iv) the value of special additional benefit or service period "credit" under Lucent

retirement programs; (v) the value of consulting services for periods exceeding one year after termination of employment; and (vi) the value of special accelerated vesting of outstanding long term compensation awards. The only real difference between the Policy and the Proposal relates to consulting arrangements, because the Policy may not reflect precisely what the Proposal appears to request on this one minor point. The Proposal requests that all consulting payments be considered severance benefits, whereas the Policy provides that consulting agreements of one year or less are not deemed separation benefits. However, the Policy does require that such consulting agreements be "reasonable" and any such agreements over one year are considered severance benefits. The Board's determination of "severance benefits" under the Policy, as well as the Policy overall, achieve an appropriate **[*14]** balance between the interests of shareholders and the need to attract and retain the talented leadership necessary for the Company to be successful. Accordingly, the Policy adopted by the Compensation Committee substantially implements the Proposal. **Conclusion**

In summary, the Company's Executive Officer Severance Policy substantially implements the Proponent's Proposal and renders it moot under Rule 14a-8(i)(10). Therefore, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(10). If the Staff disagrees with our conclusion that the Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the self-addressed, stamped envelope provided. If you have any questions regarding this matter, please contact me at (908) 582-8754.

Very truly yours,
[*15]
Michael C. Keefe
Managing Corporate Counsel
and Assistant Secretary

ATTACHMENT 1

Require Shareowner Approval of Future Golden Parachutes

RESOLVED , pursuant to Article VIII, Section 8.1 of the Bylaws of Lucent Technologies Inc., the shareholders hereby amend the Bylaws to add the following Section 6.7 to Article VI:

> "**Shareholder Approval of Certain Executive Severance Agreements** --The Board of Directors shall seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total present value exceeding 2.99 times the sum of the executive's base salary plus target bonus. 'Benefits' include the present value, as of the effective date, of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees, or the accelerated vesting of equity grants. If the Board determines it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted, extended or **[*16]** modified after that date."

SUPPORTING STATEMENT: At last year's Annual Meeting shareholders approved an advisory version of this proposal, with support from 65% of shares voted. Subsequently, Lucent announced a policy agreeing to seek shareholder approval for certain future severance agreements.

We believe the Company's policy falls short of the standard endorsed by shareholders. First, Lucent explicitly reserved the right to modify the policy at any time. More critically, by counting only the multiple of salary and bonus toward the 2.99 threshold for shareholder approval, it reflects only a portion of the true cost of golden parachutes. This resolution ensures that the total cost -- including perks, "consulting" payments and the vesting of contingent equity grants -- determines whether shareholders vote on the agreement.

Lucent's severance agreements are unjustifiably costly in our view. Even if there is no change in control, CEO Russo's severance package has a present value well in excess of $ 10 million. If Russo resigns "with good reason," or is terminated "without cause," she is eligible for a $ 6 million lump sum payment (two years salary plus target bonus), continued **[*17]** benefit coverage, a minimum annual pension payment of $ 740,000 for life, plus the immediate vesting of 550,000 restricted shares and of options on an additional 1.22 million shares.

In the event of a change in control, Russo can resign and receive even more generous compensation (including "gross-up payments" to offset IRS excise taxes). We are concerned the cost of golden parachutes will reduce the value ultimately received by shareholders. Moreover, we believe golden parachutes tend to reward the very underperformance that can precipitate a change in control and are unnecessary given Lucent's high levels of executive compensation.

We believe the ratification process will provide valuable feedback Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

We also believe these multi-million dollar parachutes are inappropriate at a time Lucent is cutting the health benefits of other retirees with decades of loyal service.

Please **VOTE FOR** this resolution.

ATTACHMENT 2

PROPOSAL # 5 -- SHAREOWNER PROPOSAL TO REQUIRE SHAREOWNER APPROVAL [*18] OF FUTURE GOLDEN PARACHUTES

Walter J. Ehmer, 1785 Brandon Hall Drive, Atlanta, GA 30350, who owns 1,380 shares of the company's common stock, proposes the adoption of the following resolution and has furnished the following statement in support of his proposal:

" **Resolved** : The shareholders of Lucent urge the Board to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We define "golden parachutes" as severance provisions triggered when executive are terminated, retire or resign after a change in corporate control; and "golden good-byes" as severance agreements with provisions that, absent a change in corporate control, are triggered when executive are terminated, retire or resign. "Benefits" include the present value of all post-termination payments (in cash or in kind), including lump sums, fringe benefits, perquisites and consulting fees.

Supporting Statement: We believe that overly generous "golden parachute" and "golden good-bye" agreements are among the most costly, **[*19]** wasteful and counter-productive forms of executive compensation.

Because it is not always practical to obtain prior shareholder approval, under this proposal the company has the option to seek shareholder approval after the material terms are agreed upon. We believe shareholders should at least be given a chance to ratify such agreements, providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

In our opinion, Lucent's severance agreements are unjustifiably costly and contrary to long-term shareholder interests. Even if there is no change in control, CEO Russo is entitled to a severance package worth at least $ 10 million if she is terminated for any reason except cause (unethical or unlawful behavior), death or disability. If Russo resigns "with good reason," or is terminated "without cause," she is eligible for a $ 6 million lump sum payment (two years salary plus target bonus), continued benefit coverage and equity vesting for two years, plus the immediate vesting of 550,000 restricted shares and of options on an **[*20]** additional 1.2 million shares.

Russo can resign and receive even more generous compensation (including "gross-up payments" to offset IRS excise taxes on excessive parachute payments) if there is a "change in control," defined to include situations where another entity acquires as little as 20% of the company's voting stock and never makes a tender offer or takes control.

In the event of a change in control, we are concerned the cost of these agreements will reduce the value ultimately received by shareholders. Moreover, we believe that golden parachutes tend to reward the underperformance that can precipitate a change in control and are unnecessary given the high levels of executive compensation at Lucent.

We believe these multi-million dollar parachutes are particularly inappropriate at a time when Lucent is cutting the benefits of other retirees, many with 30 or more years of loyal service. In a break with company tradition, Lucent has stopped granting pension cost-of-living adjustments and in 2003 retroactively canceled the spousal death benefit for management retirees.

Similar proposals received *majority* support in 2003 at companies including Verizon, Hewlett-Packard **[*21]** and Tyco.

Please **VOTE FOR** this resolution."

ATTACHMENT 3

COMPANY RESPONSE TO SHAREOWNER PROPOSAL

The company does not believe that this proposal would enhance shareowner value and be in the best interests of Lucent shareowners. To the contrary, we believe it could hinder the Board's ability to attract and compensate qualified executives.

First, executive compensation matters at Lucent are overseen by the Board through a committee that is, and has always been, comprised exclusively of independent directors. Our executive compensation programs are designed to attract and retain highly qualified executives and to motivate executives to maximize shareowner returns.

The Board of Directors believes that use of employment and severance agreements for a limited group of key employees is reasonable, appropriate and absolutely necessary. We operate in an industry that has experienced much volatility in the past few years. We need the most qualified executives to set the pace for the future. Like many corporations, we use these types of agreements because they promote shareowners' interests by enabling the company to employ and retain the most qualified executives. **[*22]** The number and type of agreements that Lucent has with its executives are consistent with industry practice.

Although the proposal recommends a limit to 2.99 times base salary and bonus, the company has had a severance policy of 2 times salary and annual target bonus for specific situations involving officers. Indeed, the Board of Directors recently revised Lucent's severance policy for officers not currently covered by existing severance arrangements to limit severance to one times salary and annual target bonus, plus benefits and continued vesting of previously awarded equity compensation. This policy is well within the spirit of the proposal.

In addition, implementation of this proposal would be costly and disruptive to the efficiency of the company. Lucent has over 4 million shareowners. To call a special meeting of shareowners to approve an agreement prior to signing with an executive would incur considerable expense and is unworkable on its face. Alternatively under the proposal, Lucent could be required to present the agreement to shareowners at the next annual meeting. This would mean that we would be unable to assure a potential executive or officer that the agreement **[*23]** would be approved or ratified. As a result of this uncertainty, a candidate could not be sure of the terms of employment and would be more likely to accept a competing offer that provided final terms.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal.

A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote **AGAINST** the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners specify otherwise in their proxies.

2004 SEC No-Act. LEXIS 409

Securities Exchange Act of 1934 -- 14a-8(i)(3), 14a-9

February 26, 2004

[*1] FirstEnergy Corp.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrase "commonly known as 'golden parachutes'" from the sentence that begins "In our opinion, severance agreements . . ." and ends ". . . U.S. corporations in general" and provide a citation to a specific source for the remaining sentence; and

. provide a citation to a specific source for the statement that begins "The California Public Employees Retirement System . . ." and ends ". . . generally favor shareholder **[*2]** approval of these types of severance agreements."

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1: PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 11, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"), for inclusion in the proxy statement **[*3]** (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates **[*4]** to "executive severance agreements" and states, in relevant part:

> RESOLVED: that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false or misleading.

The reasons for our conclusions in this regard **[*5]** are more particularly described below.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

In the Proposal, the Proponent defines the term "future severance agreements" **[*6]** to include "retirement agreements". This definition is vague and misleading. It is not clear whether the Proponent intends the Proposal to cover future amendments to the Company's pension plan and other plans qualified under ERISA, which by their terms may frequently provide for benefits with a present value in excess of three times annual base salary and bonus for officer and non-officer employees alike. In addition, "Benefits" are defined to cover "consulting fees" paid to a Company executive. However, it is not clear whether the Proponent actually intends that all consulting arrangements between the Company and an officer (or ex-officer) be subject to shareholder approval. The terms "fringe benefits" and "perquisites" are also subject to differing interpretations. The Proposal is thus vague and indefinite such that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and specifically what "severance agreements" would be required to be submitted for shareholder approval. For this reason the Proposal is properly excludable **[*7]** under Rule 14a-8(i)(3).

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The following portions of the Proposal are materially false and misleading for the reasons explained following the relevant excerpt:

"In our opinion, severance agreements as described in the resolution, commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives **[*8]** *at the Company and U.S. corporations in general."* These references to compensation levels at other corporations are not relevant to the purported issue of the Company's severance arrangements. Even if they were relevant, failure by the Proponent to provide citations or other documentation to support these statements would render these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). In addition, the Proponent falsely asserts that the arrangements described in the resolution are commonly known as "golden parachutes". The resolution relates to compensation arrangements which are different and more broadly defined than "golden parachutes", which are defined as compensation pacts made with executives or employees in connection with a change in control of a corporation. n1 The Proposal, on the other hand, concerns severance agreements, including without limitation, employment agreements and retirement agreements without regard as to whether there is a change in control. The label of "golden parachutes" is therefore misleading **[*9]** for shareholders, who may be led to believe that the Proposal only applies to severance arrangements triggered by a change in control.

n1 See, e.g. definitions of "Golden Parachute" online at:
http://www.investorwords.com/2201/golden_parachute.html;

http://bwnt.businessweek.com/Glossary/definition.asp?DEFCode=G13;
http://www.hyperdictionary.com/dictionary/golden+parachute; and
http://www.moneyglossary.com/?w=Golden+Parachute.

"The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements." The Proponent does not attribute this statement to any source, nor explain what it means to "generally favor shareholder approval of these types of severance agreements". This statement, coupled with the Proposal's reference to well known institutional investors, is misleading because it implies that these and other institutional investors will likely vote for the Proposal. The Proponent is attempting to generate a "bandwagon effect" by giving shareholders the false and unsupported impression that a significant number of other **[*10]** investors support the Proposal, thus misleading those shareholders with little time to research the positions of either the Board or the Proponent. These vague and unsupported assertions must be deleted.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Exhibit A -- Shareholder Proposal

RESOLVED; that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives **[*11]** that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sure cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement **[*12]** were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corp (OXY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Proponent: Emil Rossi

Ladies and Gentlemen:

The company acknowledges the established text in this rule 14a-8 proposal. The company states that, "Prior to the issuance of SLB No. 14B, proposals with language identical to or substantially the same to (sic) the Rossi Proposal have been permitted." Then the company claims that SLB No. 14B would disqualify text that was previously acceptable.

However this opinion is contrary to a Southwest Airlines Co. November 24, 2004 Memorandum which was forwarded to the Staff and stated:
"As you may also know, the SEC Staff in September issued Staff Legal Bulletin No. 14B (also attached), which in my opinion significantly restricts our ability to request no-action relief for portions of the proposal that we feel are objectionable."

The company apparently believes a clarification is needed regarding "senior executives." This is not believed necessary but we would be glad to accommodate.

I believe PACCAR Inc (December 27, 2004) would apply to the proposal text beginning with "Progress Begins with a First Step." Contrary to the company claim the single topic of this proposal is clear.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Emil Rossi

Linda Peterson

3 – Allow Vote regarding Future Golden Parachutes

RESOLVED: Allow Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 2.99% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced because our overall governance fitness is not impeccable. For instance in 2004 it was reported:

- Occidental Director John Chalsty was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Chalsty is chairperson of the committee that sets executive compensation at Occidental, which received a CEO Compensation grade of "F" by TCL.
- Occidental Director Rosemary Tomich was designated a "problem director" because she was the chairperson of the committee that set executive compensation at Occidental, which received a CEO Compensation rating of "F" by TCL.
- TCL's ratings for our company were:
  OVERALL RATING = D
  Overall Board Effectiveness = D
  Board Composition = D
  CEO Compensation = F
- Our Lead Director had 21 years director tenure – independence concern.
- Our key Audit Committee had two members with more than 21-years tenure each – independence concern.
- Our Directors were still allowed a $25,000 annual matching gift plan – independence concern.
- Five directors were allowed to hold from 4 to 9 director seats each – over-extension concern.
- Five directors were CEOs elsewhere – CEO to fellow CEO-bias concern.
- 2003 CEO pay of $38 million including stock option grants.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $94 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Occidental is the subject of "Pay for performance? You must be joking.", July 22, 2004 edition of Board Briefs by TCL.

The existence of the above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines.

Allow Vote regarding Future Golden Parachutes
YES ON 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide benefits exceeding 2.99 percent of the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Occidental may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Occidental may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Sara D. Kalin
Attorney-Advisor